UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2010

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

ROYAL DUTCH SHELL PLC: ISSUANCE OF NEW SHARES

Royal Dutch Shell plc announces that it has today issued 18,288,566 A Ordinary shares  in relation to the scrip dividend program for the third quarter 2010 interim dividend.

Following the issue today, the total number of A shares in issuance is
3,563,952,539 and the total number of B shares is unchanged at 2,695,808,103.
Royal Dutch Shell plc holds no ordinary shares in Treasury.

The above figures may be used by shareholders as the denominators for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Royal Dutch Shell plc under the
FSA's Disclosure and Transparency Rules.

Royal Dutch Shell plc
The Hague, December 17, 2010

ENQUIRIES:

Shell Media Relations:

International, UK, European Press             +31 70 377 3600

Shell Investor Relations:

The Hague: Tjerk Huysinga                       + 31 70 377 3996 / +44 207 934
3856
USA: Harold Hatchett       +1 713 241 1019

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This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell
International Finance B.V. (Registration Numbers 333-155201 and 333-155201-01);
and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc
(Registration Numbers 333-126715, 333-141397 and 333-171206).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: 20 December 2010	By:	/s/ M.C.M. Brandjes
	Name:	M.C.M. Brandjes
	Title:	Company Secretary